EXHIBIT 99.1

PRESS RELEASE

Banro Moves to Owner-Operator Mining at Twangiza Gold Mine, DRC

–	Smooth transition completed for move to owner-operator mining by Banro
–	One of several measures to further reduce cash costs

Toronto, Canada – June 18, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that the Company will begin owner-operator mining at the Twangiza gold mine in the Democratic Republic of the Congo (“DRC”), moving away from the contract mining provided by Banlaw Afrique DRC Sprl (“Banlaw”). This strategic decision provides Banro with greater control over all mining and earthworks at Twangiza and will further reduce costs on an annual basis.

Since January 2010, Banlaw has provided earthworks and mining services to Banro’s Twangiza gold mine, which began production in October 2011 and is currently nearing commercial production. The decision to utilize a contractor to undertake the earthworks and mining at Twangiza during the initial start-up phase was driven primarily by the fast-tracking of the Twangiza project and the need to gear up quickly. However, with Banro looking to roll out a number of gold projects in succession, it now makes good business sense to bring these functions in-house. This transition to owner-operator mining has been negotiated in good faith between the companies, whereby the Banlaw team will simply remain in their current roles at Twangiza and become Banro employees, eliminating the need for Banro to source these resources and/or train for these positions. There will also be efficiencies in administration and management as the Banlaw mining and earthworks team fits into the pre-existing management and administration structure of Banro.

"With Banro now operational at Twangiza, and building its second mine at Namoya, our move to owner operator furthers our drive to become a fully integrated gold producer, and is aligned with our mission of becoming the Premier and lowest cost African Gold Producer,” commented Simon Village, President and CEO of Banro. “With Banro assuming the majority of the DRC-based Banlaw operating staff, this transition has been seamless and will be effective from June 2012. I would like to thank Banlaw for their outstanding achievement of building and completing Banro's first gold mine in the DRC on schedule and offer a special thanks to Richard Levack, Banlaw’s Operations CEO, for his total support in effecting this transition."

Richard Levack commented: “Having successfully completed the construction of Twangiza and initiated the mining works, we acknowledge Banro’s next stage in development to become an owner-miner and have agreed with their request to take over the mining operations and many of our DRC based staff. We will seek new opportunities in the DRC and have recently secured substantial new business in our base hub of West Africa. We are proud to have had the opportunity to have supported Banro through the successful development of Twangiza and wish them every success in their continued operations.”

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village
CEO & President
Tel: +44 1959 575 039

Arnold T. Kondrat
Executive Vice-President
Tel: +1 (416) 366-2221,

Naomi Nemeth
Investor Relations
Tel: +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938
E: info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production and costs, estimated project economics and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.